

December 29, 2011

<u>Via E-mail</u>
Beth W. Cooper
Senior Vice President and Chief Financial Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

> **Re: Chesapeake Utilities Corporation**
>   **Registration Statement on Form S-3**
>   **Filed December 21, 2011**
>   **File No. 333-178678**

Dear Ms. Cooper:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please register, as a separate class of security in the Calculation of Registration Fee table, the preferred stock purchase rights associated with the common shares that you are registering. Noting the rights in a footnote to the table is insufficient. Please also revise throughout the prospectus, as appropriate, including revising the cover page of the prospectus to clarify that the prospectus covers the rights being registered. For guidance, please consider Question 116.16 in our Securities Act Forms Compliance and Disclosure Interpretations.

<u>Incorporation of Certain Information by Reference, page 25</u>

2. Please include the Current Reports on Form 8-K filed on January 21, 2011 and December 22, 2011 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3. Please also specifically incorporate by

reference each periodic report filed between the next amendment to the registration statement and the registration statement's effective date, or alternatively, please include the language set forth in Question 123.05 in our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5

3. Counsel must opine on whether the preferred stock purchase rights being registered, as requested by comment 1, are your binding obligations. See Section II.B.1.g of Staff Legal Bulletin No. 19. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Jeff Decker
        Baker & Hostetler LLP